Filed by ACI Worldwide, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: S1 Corporation
Commission File No.: 000-24931
FOR IMMEDIATE RELEASE
ACI WORLDWIDE COMMENCES EXCHANGE OFFER FOR S1 STOCK
Exchange Offer Intended to Give S1 Shareholders Direct Voice
NEW YORK, August 30, 2011 – ACI Worldwide, Inc. (Nasdaq: ACIW), a leading international provider of payment systems, today announced that it is commencing an exchange offer to acquire all of the outstanding shares of S1 Corporation (Nasdaq: SONE) common stock. Under the terms of the exchange offer, S1 shareholders would receive $6.20 in cash and 0.1064 ACI shares for each share of S1 they hold, assuming full proration, which as of August 29, 2011, had a blended value of $9.44 per share. The complete terms and conditions of the exchange offer will be set forth in the prospectus/offer to exchange on Form S-4 that ACI expects to file today with the Securities and Exchange Commission (the “SEC”).
“While it remains our strong preference to enter into a negotiated transaction with S1, we believe taking our premium cash and stock offer directly to S1’s shareholders is the best way to advance this compelling combination,” said Philip G. Heasley, President and Chief Executive Officer of ACI. “We believe that ACI’s enhanced proposal is clearly superior to and provides S1 shareholders with far greater value than the Fundtech transaction. We remain resolute in our commitment to take the steps necessary to complete this transaction.”
On August 25, 2011, ACI enhanced its July 26, 2011 proposal to acquire all of the outstanding shares of S1 in a negotiated merger transaction by increasing the cash component of its proposal from $5.70 per share to $6.20 per share.
Details of the Exchange Offer
The prospectus/offer to exchange fully details the terms and conditions of the offer. As described in the prospectus/offer to exchange, S1 shareholders will be able to elect to receive $10 per share in cash or 0.2800 shares of ACI common stock for each S1 share they hold. This election will be subject to a maximum of 62% of S1 shares exchanging for cash and 38% of S1 shares exchanging into ACI common stock, with any oversubscription subject to proration. Based upon the price of ACI common shares on August 29, 2011, the value of the cash component of the offer exceeds the value of the stock component of the offer.
ACI has secured committed financing from Wells Fargo Bank, N.A. for the cash portion of the transaction. The exchange offer is expected to expire at 5:00 p.m. Eastern Time on September 28, 2011, unless extended.
Shareholder questions regarding the exchange offer or requests for offering documents should be directed to ACI’s Information Agent for the exchange offer, Innisfree M&A Incorporated, toll-free at (888) 750-5834. Offering materials are also available on the SEC’s website at www.sec.gov. S1 shareholders are urged to read the offering materials filed by ACI, which contain important information about the exchange offer.
Solicitation Against Proposed Fundtech Transaction
As previously announced on August 25, 2011, ACI has filed definitive proxy materials with the SEC in connection with the solicitation of votes against proposals related to the proposed merger of S1 and Fundtech.

ACI urges shareholders to vote the BLUE proxy card AGAINST the Fundtech transaction today. S1 shareholders are encouraged to read the definitive proxy materials in their entirety as they provide, among other things, a detailed discussion of ACI’s superior proposal and the reasons behind the ACI recommendation that shareholders vote AGAINST the proposed Fundtech transaction.
Wells Fargo Securities is serving as financial advisor to ACI and Jones Day is serving as its legal advisor.
About ACI Worldwide
ACI Worldwide powers electronic payments for more than 800 financial institutions, retailers and processors around the world, with its broad and integrated suite of electronic payment software. More than 90 billion times each year, ACI’s solutions process consumer payments. On an average day, ACI software manages more than US$12 trillion in wholesale payments. And for more than 160 organizations worldwide, ACI software helps to protect their customers from financial crime. To learn more about ACI and understand why we are trusted globally, please visit www.aciworldwide.com. You can also find us on www.paymentsinsights.com or on Twitter @ACI_Worldwide.
Forward-Looking Statements
This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “would” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to the following: (1) that a transaction with S1 may not be completed on a timely basis or on favorable terms, (2) negative effects on our business or S1’s business resulting from the pendency of the merger, (3) that we may not achieve the synergies and other expected benefits within the expected time or in the amounts we anticipate, (4) that we may not be able to promptly and effectively integrate the merged businesses after closing, and (5) that our committed financing may not be available. Other factors that could materially affect our business and actual results of operations are discussed in our most recent 10-Ks as well as other filings with the SEC available at the SEC website at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.
Additional Information About the Proposed Transaction and Where to Find It:
This press release relates to the exchange offer by ACI to exchange each issued and outstanding share of common stock of S1 for 0.2800 shares of ACI common stock or $10.00 in cash. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of S1 common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange to be included in the registration statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) that ACI is filing with the Securities and Exchange Commission. The information in the preliminary prospectus/offer to exchange as filed with the SEC may change. ACI may not complete the exchange offer and issue ACI Shares until the registration statement filed with the SEC is effective. The preliminary prospectus/offer to exchange is not an offer to sell these securities and ACI and Antelope Investment Co. LLC are not soliciting an offer to buy these securities in any state or jurisdiction in which such offer is not permitted. The exchange offer will be made only through the Exchange Offer Documents. Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that ACI has filed or may file with SEC if and when they become available because they contain or will contain important information about the proposed transaction. All such documents, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (888) 750-5834 (banks and brokers may call collect at (212) 750-5833.
Available Information
CONTACTS
Media Contacts:
James Golden / Scott Bisang / Aaron Palash
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
Investor Contacts:
Art Crozier / Jennifer Shotwell / Scott Winter
Innisfree M&A Incorporated
(212) 750-5833
Tamar Gerber
Vice President, Investor Relations & Financial Communications
ACI Worldwide, Inc.
(646) 348-6706